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Filed by: GB&T Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: FNBG Bancshares, Inc. Commission File No. 000-50554

NEWS RELEASE
For Immediate Release

For more information, please contact:

Gregory L. Hamby	W. Michael Banks	P.O. Box 2760
EVP and CFO	Senior Vice President	Gainesville, GA 30503
ghamby@gbt.com	mbanks@gbt.com	Fax: (770) 531-7359
Phone: (678) 450-3369	Phone: (678) 450-3480

GB&T BANCSHARES, INC. EXPANDING TO GWINNETT

        Gainesville, Georgia, October 4, 2004—GB&T Bancshares, Inc. (NASDAQ: GBTB) today announced the signing of a definitive agreement for the merger of FNBG Bancshares, Inc., the parent company of the $115-million asset First National Bank of Gwinnett ("FNBG"), into GB&T Bancshares, Inc. ("GB&T"). GB&T is a $1.2-billion asset financial services organization based in Gainesville, Georgia. Established in 2000, FNBG will become the seventh banking organization to join GB&T and its lead bank, Gainesville Bank & Trust.

        GB&T officials cited Gwinnett County's strong residential and commercial growth and consistent ranking among the nation's fastest growing counties as being particularly attractive to GB&T. In addition, GB&T was involved with the formation of FNBG in 2000, investing in 4.9% of FNBG's stock upon formation.

        Richard Hunt, President and CEO of GB&T, and Terry Evans, President and CEO of FNBG, made the announcement of the planned merger today. Under the terms of the agreement, FNBG shareholders may elect to receive either 1.38 shares of GB&T common stock, $30 in cash or a combination of cash and GB&T common stock in exchange for each of their outstanding shares of FNBG—subject to an overall cash limit of approximately $8.7 million—in a deal initially valued at approximately $27.4 million. Hunt added that the transaction is expected to be accretive to earnings within GB&T's target of 12 to 18 months from the effective date of the merger, which is expected to be completed in the first quarter of 2005. He noted that FNBG would continue to operate with its current management and board and would retain its name and local market identity.

        "Terry Evans and his colleagues at FNBG are dedicated and experienced bankers and embrace GB&T's philosophy of true community banking," Hunt commented. "Now they will be able to offer an expanded array of products and services, such as trust and investment services, and experience economies of scale through the services of our company's back office operations."

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        Evans added, "When our management and board decided to pursue joining another banking partner, we felt the best and ideal option for our bank, our stockholders, our customers and community, was to join with the fine people of GB&T. As a longtime community banker, I can assure you that GB&T's commitment to community banking is sincere. That fact was perhaps one of the overriding determinants in our arriving at the decision to become a part of their company. We are excited about a long and beneficial relationship with GB&T."

        In addition, GB&T recently completed the acquisition of two other banks, Southern Heritage Bank of Flowery Branch (GA) and Lumpkin County Bank of Dahlonega (GA), which operate as divisions of GB&T's lead bank, Gainesville Bank & Trust. Gainesville Bank & Trust has also opened a division in Athens-Clarke County (GA) to be known as Bank of Athens, a Division of Gainesville Bank & Trust.

        Other banks operating under the GB&T umbrella of community banks include: Gainesville Bank & Trust (Gainesville, GA); United Bank & Trust (Polk & Bartow Counties, GA); Community Trust Bank (Paulding & Cobb Counties, GA); HomeTown Bank of Villa Rica) (Carroll and Paulding Counties, GA); and First National Bank of the South (Milledgeville and Lake Oconee, GA). Community Loan Company, a consumer finance company operating in eight communities throughout north Georgia, is also part of the organization.

        GB&T Bancshares, Inc. common stock is listed on the Nasdaq National Market under the trading symbol "GBTB".

Forward-Looking Statements

        Some of the statements in this press release, including, without limitation, statements regarding the proposed merger and the expected accretive nature of the transaction are "forward-looking statements" within the meaning of the federal securities laws. In addition, when we use words like "anticipate", "believe", "intend", "expect", "estimate", "could", "should", "will", and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) we may be unable to obtain required shareholder or regulatory approval; (2) competitive pressures among depository and other financial institutions may increase significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

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        GB&T will be filing a registration statement on Form S-4 and other documents with the Securities and Exchange Commission ("SEC"). The registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of FNBG Bancshares and a proxy statement of FNBG Bancshares relating to the acquisition. Investors and shareholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and shareholders will be able to receive the proxy statement/prospectus and other documents filed by GB&T free of charge at the SEC's web site, www.sec.gov or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.

        GB&T, FNBG Bancshares and their directors and executive officers may be deemed to be participants in the solicitation of proxies connection with the acquisition. Information about such directors and executive officers and their ownership of GB&T and FNBG Bancshares common stock will be set forth in the proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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GB&T BANCSHARES, INC. EXPANDING TO GWINNETT